Exhibit 99.1

voxeljet AG Reports Financial Results for the Fourth Quarter and Full Year Ended December 31, 2019

Friedberg, Germany, May 7, 2020 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the fourth quarter and full year ended December 31, 2019.

Highlights

•	Total revenues for the full year decreased 5.4% to kEUR 24,602 from kEUR 26,009
•	Total revenues for the fourth quarter increased 11.4% to kEUR 9,551 from kEUR 8,574
•	Systems revenues for the fourth quarter increased 38.7% to kEUR 7,274 from kEUR 5,246
•	Services revenues for the fourth quarter decreased 31.6% to kEUR 2,277 from kEUR 3,328
•	Total gross profit for the fourth quarter slightly increased to kEUR 2,872 from kEUR 2,851
•	Total gross profit margin for the fourth quarter decreased from 33.3% to 30.1%
•	Revenue for the first half ended June 30, 2020 expected to be between kEUR 8,500 and kEUR 11,500
•

Revenue for full year 2020 expected to be between kEUR 26,000 and kEUR 30,000; full year revenue is supported by order backlog for 3D printers of kEUR 8,377 as of March 31, 2020. This level of order backlog is a new record and roughly two times higher than usual

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented: “We ended the year 2019 with a new record in quarterly revenue. Systems revenue, which includes 3D printer sales and after sales activities, increased 39 percent year-over-year. This is excellent news. In addition to that, order backlog for 3D printers is now at its highest level ever as we saw a strong order inflow during the first months of 2020. This reaffirms our message: our large and high-speed 3D printers are making industrial production possible. We continue to monitor the impact of COVID-19 closely and will adjust to new situations as they come. At the moment, all our 3D parts production centers and the 3D printer production are operational.”

Fourth Quarter 2019 Results

Revenues for the fourth quarter of 2019 increased by 11.4% to kEUR 9,551 compared to kEUR 8,574 in the fourth quarter of 2018.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased 38.7% to kEUR 7,274 in the fourth quarter of 2019 from kEUR 5,246 in last year’s fourth quarter. The Company sold six new and five used and refurbished 3D printers in the fourth quarter of 2019, compared to ten new and two used and refurbished 3D printers delivered in last year’s fourth quarter.  In the fourth quarter of 2019, the Company sold a higher number of larger-scale printers which generate higher revenues. Systems revenues also include all revenues from consumables, spare parts and maintenance. Those systems-related revenues recorded a slight decrease in the fourth quarter of 2019 compared to last year’s same period. Systems revenues represented 76.2% of total revenues in the fourth quarter of 2019 compared to 61.2% in last year’s fourth quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, decreased 31.6%, to kEUR 2,277 in the fourth quarter of 2019 from kEUR 3,328 in the comparative period of 2018.  The decrease was mainly due to significantly lower revenue contributions from the German operation. Revenues from the German operation reflected the slowdown of the economy in Western Europe mainly related to the automotive industry. Our subsidiaries, voxeljet America Inc. (“voxeljet America”) and voxeljet China Co. Ltd (“voxeljet China”), also recorded slightly lower revenues in this segment in the fourth quarter of 2019 compared to last year’s same period. Revenue contribution from our voxeljet UK Ltd. (“voxeljet UK”) significantly decreased. This was related to the close down of our service center in the United Kingdom in the fourth quarter of 2019 in the course of the restructuring, which started in the third quarter of 2019. Consequently the lease of the Milton Keynes facility has been terminated early and will end in May 2020. voxeljet UK will expand its sales team and will focus on selling 3D printed parts and 3D printers.

Cost of sales was kEUR 6,679 for the fourth quarter of 2019 compared to kEUR 5,723 for the fourth quarter of 2018.

Gross profit was kEUR 2,872 in the fourth quarter of 2019 compared to kEUR 2,851 in the fourth quarter of 2018.

Gross profit for our Systems segment increased to kEUR 2,567 in the fourth quarter of 2019 from kEUR 1,657 in the fourth quarter of 2018. The gross profit margin for this segment increased to 35.3% in the fourth quarter of 2019 compared to 31.6% in the fourth quarter of 2018.  Both was mainly due to the product mix, as the Company sold a higher number of larger-scale printers, which usually provide a higher gross profit and also gross profit margin, compared to smaller platforms. Gross profit and gross profit margin from Systems-related revenues significantly decreased quarter over quarter. This was mainly due to the restructuring charges recorded in the fourth quarter of 2019 related to the restructuring program at the German operation resulting in a negative impact of kEUR 242.

Gross profit for our Services segment decreased to kEUR 305 in the fourth quarter of 2019 from kEUR 1,194 in the fourth quarter of 2018. The gross profit margin for this segment decreased to 13.4% in the fourth quarter of 2019 from 35.9% in the fourth quarter of 2018.  This was mainly due to the weaker gross profit and gross profit margin contribution from our German service center, impacted by the significant decrease in revenues accompanied by a lower utilization due to the slowdown of the economy in Western Europe mainly related to the automotive industry. Also gross profit and gross profit margin contributions from voxeljet UK significantly decreased due to the close down of our service center in the United Kingdom in the fourth quarter of 2019. Gross profit and gross profit margin contributions from voxeljet China decreased quarter over quarter, while voxeljet America was almost flat.

Selling expenses were kEUR 1,993 for the fourth quarter of 2019 compared to kEUR 1,948 in the fourth quarter of 2018 and therefore were almost unchanged. Shipping and packaging expenses as a main driver of the selling expenses could vary from quarter to quarter depending on quantity and types of products, as well as the destinations where those goods are being delivered.

Administrative expenses were kEUR 2,361 for the fourth quarter of 2019 compared to kEUR 1,469 in the fourth quarter of 2018 and therefore significantly increased. This was mainly due to higher consulting fees also related to the Audit Committee Investigation.

Research and development (“R&D”) expenses increased to kEUR 1,917 in the fourth quarter of 2019 from kEUR 1,563 in the fourth quarter of 2018.  These expenses are usually driven by individual projects, especially through the consumption of material as well as the demand of external services and may differ on a quarter to quarter comparison. The quarter over quarter increase was mainly due to higher labor costs related to a higher number of employees supporting in various existing and future research and development projects.

Other operating expenses in the fourth quarter of 2019 were kEUR 523 compared to kEUR 139 in the prior year period. This was mainly related to higher losses from foreign currency transactions, amounting to kEUR 483 for the fourth quarter of 2019 compared to kEUR 74 in the last year’s fourth quarter.

Other operating income was kEUR 675 for the fourth quarter of 2019 compared to kEUR 261 in the fourth quarter of 2018. The increase was mainly due to higher gains from foreign currency transactions, amounting to kEUR 567 compared to kEUR 144 in the last year’s fourth quarter.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries.

Operating loss was kEUR 3,247 in the fourth quarter of 2019, compared to an operating loss of kEUR 2,007 in the comparative period in 2018. The decline was mainly due to higher operating expenses in the functions administration and research and development for the fourth quarter of 2019 compared to the fourth quarter of 2018, while gross profit, selling expenses and the net impact of other operating expenses and income were almost flat.

Financial result was negative of kEUR 420 in the fourth quarter of 2019, compared to a positive financial result of kEUR 1,711 in the comparative period in 2018.  This was mainly due to higher interest expense from the revaluation of the derivative financial instruments related to the EIB loan of kEUR 128 for the fourth quarter of 2019, compared to a positive impact and therefore an interest income of kEUR 1,966 for last year’s fourth quarter. Interest expense included interest from long term debts with other financial institutions which amounted to kEUR 248 in the fourth quarter of 2019, compared to kEUR 238 in the comparative period.

Net loss for the fourth quarter of 2019 was kEUR 3,614 or EUR 0.79 per share, as compared to net loss of kEUR 300, or EUR 0.06 per share, in the fourth quarter of 2018.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss was EUR 0.16 per ADS for the three months ended December 31, 2019, compared to EUR 0.01 per ADS from the comparative period of 2018.

Year Ended December 31, 2019 Results

Revenues for the year ended December 31, 2019 decreased by 5.4% to kEUR 24,602 compared to kEUR 26,009 in the prior year period.

Systems revenues were kEUR 13,454 for the year ended December 31, 2019 compared to kEUR 12,248 in last year’s period. The Company sold thirteen new and six used and refurbished 3D printers during the year ended December 31, 2019 compared to fourteen new and five used and refurbished 3D printers in the prior year period. In 2019 we sold a higher number of larger-scale printers which generate higher revenue. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. Revenues from those Systems-related business significantly increased, reflecting the higher installed base of 3D printers in the market and the associated growth in aftersales activities. Systems revenues represented 54.7% of total revenue for the year ended December 31, 2019 compared to 47.1% for the last year’s same period.

Services revenues were kEUR 11,148 for the year ended December 31, 2019 compared to kEUR 13,761 for the same period last year. This decrease was mainly due to a significant decrease in revenue contribution from the German operation, reflecting the slowdown of the economy in Western Europe mainly related to the automotive industry. Revenue contribution from our subsidiary voxeljet America was almost flat, while voxeljet UK contributed slightly lower revenues. The overall decline in the consolidated revenues was partially offset by an increase in revenue contributions from voxeljet China. This increase from our Chinese service center was mainly related to a growing market penetration in the Asian sales region, which is accompanied by a larger customer base.

Cost of sales for the year ended December 31, 2019 was kEUR 17,426,  which represents an increase of kEUR 562, or 3.3% compared to cost of sales amounting to kEUR 16,864 for the same period in 2018.

Gross profit and gross margin for the year ended December 31, 2019 were kEUR 7,176 and 29.2%, respectively, compared to kEUR 9,145 and 35.2%, respectively, in the prior year period.

Gross profit for our Systems segment increased to kEUR 4,284 for the year ended December 31, 2019 from kEUR 3,708 in the same period of 2018. The gross profit margin for this segment slightly increased to 31.8% compared to 30.3% for the prior period. This was mainly due to higher gross profit and gross profit margin from 3D printer sales, which was influenced by a more favorable product mix. We sold more larger-scale platforms, which usually provide higher gross profits and gross profit margins. Gross profit margin from system-related goods and services, including consumables, spare parts and maintenance, significantly decreased in spite of increased revenues. This was mainly related to the restructuring charges recorded in the fourth quarter of 2019 related to the restructuring program at the German operation resulting in a negative impact of kEUR 242 and also weaker gross profit contribution from maintenance contracts which fluctuate over time.

Gross profit for our Services segment decreased to kEUR 2,892 for the year ended December 31, 2019 from kEUR 5,437 in the same period of 2018. The gross profit margin for this segment decreased to 25.9% for the year ended December 31, 2019 from 39.5% for the same period in 2018. This was mainly related to weaker gross profit and gross profit margin contributions from our service centers in Germany, the UK and the US. Gross profit and gross profit margin from the German service center were impacted by the significant decrease in revenues accompanied by a lower utilization due to the slowdown of the economy in Western Europe mainly related to the automotive industry. The contributions from voxeljet UK were impacted by restructuring charges of kEUR 312. In addition, gross profit and gross profit margin from voxeljet America significantly decreased due to higher depreciation expenses related to a VX4000 system, which was capitalized in the third quarter of 2018 as well as higher personnel expenses related to salary increases.

Selling expenses were kEUR 7,118 for the year ended December 31, 2019 compared to kEUR 7,332 in the same period in 2018,  representing a  decrease of kEUR 214, or 2.9%.  This was mainly due to lower distribution expenses like shipping and packaging. Shipping and packaging expenses as a main driver of the selling expenses could vary depending on quantity and types of products, as well as the destinations where those goods are being delivered. The year over year decrease is mainly due to lower distribution expenses corresponding to the decrease in revenues.

Administrative expenses increased by kEUR 1,365, or 24.4% to kEUR 6,952 for the year ended December 31, 2019 from kEUR 5,587 in the prior year period. This was mainly due to higher consulting fees also related to the Audit Committee Investigation. Administrative expenses were also impacted by the restructuring charges at voxeljet UK and at voxeljet Germany amounting to kEUR 274 and kEUR 45, respectively.

Research and development expenses increased to kEUR 7,212 for the year ended December 31, 2019 from kEUR 6,334 in the same period in 2018, an increase of kEUR 878, or 13.9%.  This was mainly due to higher labor costs related to a higher number of employees supporting in various existing and future research and development projects. In addition we incurred higher expenses for external services within our research and development function. The impact on the research and development function related to the restructuring program regarding the German operation amounted to kEUR 29.

Other operating expenses for the year ended December 31, 2019 were kEUR 945 compared to kEUR 751 in the prior year period. This is mainly due to higher losses from foreign currency translations. Foreign currency losses amounted to kEUR 879 for the year ended December 31, 2019, compared to kEUR 510 in the same period in 2018.

Other operating income was kEUR 2,143 for the year ended December 31, 2019 compared to kEUR 1,297 in the prior year period. The increase was mainly due to higher gains from foreign currency transactions of kEUR 1,655 in 2019 compared to kEUR 834 in 2018.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries.

Operating loss was kEUR 12,908 for the year ended December 31, 2019, compared to an operating loss of kEUR 9,562 in the comparative period in 2018. This is mainly due to the significant decrease in gross profit amounting to kEUR 1,969, accompanied by higher operating expenses related to research and development as well as administration, which increased by kEUR 878 and kEUR 1,365, respectively. This was partially offset by a positive net impact from other operating expenses and other operating income amounting to kEUR 1,198 in 2019 compared to kEUR 546 in 2018.

Financial result was negative of kEUR 1,314 for the year ended December 31, 2019,  compared to a positive financial result of kEUR 809 in the comparative period in 2018.  This was mainly due to higher interest expense from the revaluation of the derivative financial instruments related to the EIB loan of kEUR 215 for 2019, compared to a positive impact and therefore an interest income of kEUR 1,952 in 2018. Interest expense included interest from long term debts with other financial institutions which amounted to kEUR 993 in 2019, compared to kEUR 944 in 2018.

Net loss for the year ended December 31, 2019 was kEUR 14,231, or EUR 2.94 per share, as compared to net loss of kEUR 8,764, or EUR 2.21 per share in the prior year period.

Based on a conversion rate of five ADSs per ordinary share, net loss was EUR 0.59 per ADS for the year ended December 31, 2019 compared to net loss of EUR 0.44 per ADS in the prior year period.

Business Outlook

Our revenue guidance for the first half of 2020 is projected to be in the range of kEUR 8,500 to kEUR 11,500. We expect to release our financial results for the first quarter of 2020 and for the second quarter 2020 after the closing of the financial markets on or about Thursday, August  13, 2020 and we will host a conference call and webcast to review the results for the quarter on or about Friday, August 14, 2020 at 8:30 a.m. Eastern Time.

Financial guidance for the full year ended December 31, 2020.

-	Revenue is expected to be in the range of kEUR 26,000 and kEUR 30,000
-	Gross margin is expected to be above 40%
-

Operating expenses for the full year are expected as follows: SG&A expenses expected to be in the range of kEUR 13,000 to kEUR 13,250; R&D expenses expected to be between approximately kEUR 5,750  and kEUR 6,250. Depreciation and amortization expense is expected to be between kEUR 3,750 and kEUR 4,000.

-

Adjusted EBITDA for the second half of the year ending December 31, 2020 is expected to be neutral-to-positive. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries, which are not determinable at this time.

-	Capital expenditures are projected to be in the range of kEUR 0,500 to kEUR 1,000, which primarily includes ongoing investments in our global subsidiaries.

Our total backlog of 3D printer orders at December 31, 2019 was kEUR 2,792, which represents three 3D printers. This compares to a backlog of kEUR 3,392 at December 31, 2018,  representing six 3D printers. Our total backlog of 3D printer orders at March 31, 2020 was kEUR 8,377, which represents ten 3D printers, which shows an all-time record. As production and delivery of our printers is generally characterized by lead times ranging from three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer as well as the timing of customers’ requested deliveries.

At December 31, 2019, we had cash and cash equivalents of kEUR 4,368 and restricted cash of kEUR 463 and held kEUR 5,667 of investments in bond funds,  thereof kEUR 2,000 restricted and kEUR 1,278 in one note receivable, which are included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the fourth quarter and full year ended December 31, 2019 on Friday, May 8, 2020 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-855-327-6837 in the United States/Canada, or 1-631-891-4304 for international, Conference Title “voxeljet AG Fourth Quarter 2019 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 10009335. The recording will be available for replay through May 15, 2020.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.on24.com/wcc/r/2150593/BC7903B276AE06ECFE5C6CA554AE16B6 at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.1227 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the euro on December 31, 2019.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ “projects”, ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director, Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Year Ended December 31,
	2019	2018 (1)
	(€ in thousands)
Current assets	31,513	37,936
Cash and cash equivalents	4,368	7,402
Financial assets	7,408	12,905
Trade receivables	5,915	6,030
Inventories	12,459	10,064
Income tax receivables	39	13
Other assets	1,324	1,522

Non-current assets	30,792	31,416
Financial assets	2,019	2,234
Intangible assets	1,356	1,420
Property, plant and equipment	27,343	27,675
Investments in joint venture	30	33
Other assets	44	54

Total assets	62,305	69,352

	Year Ended December 31,
	2019	2018 (1)
	(€ in thousands)
Current liabilities	18,855	6,302
Trade payables	2,797	2,945
Contract liabilities	2,623	817
Financial liabilities	11,290	850
Other liabilities and provisions	2,145	1,690

Non-current liabilities	10,119	16,575
Deferred tax liabilities	69	76
Financial liabilities	9,866	16,321
Other liabilities and provisions	184	178

Equity	33,331	46,475
Subscribed capital	4,836	4,836
Capital reserves	88,077	86,803
Accumulated deficit	(60,367)	(46,400)
Accumulated other comprehensive income	798	1,201
Equity attributable to the owners of the company	33,344	46,440
Non-controlling interests	(13)	35

Total equity and liabilities	62,305	69,352

(1) The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Form 20-F filed with the SEC on May 7, 2020, Part III, Item 18. Financial Statements, Note 3  “Summary of significant accounting policies” to the consolidated financial statements.

voxeljet AG
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Quarter Ended December 31, (unaudited)		Year Ended December 31,
	2019	2018 (1)	2019	2018 (1)
	(€ in thousands, except share and share data)
Revenues	9,551	8,574	24,602	26,009
Cost of sales	(6,679)	(5,723)	(17,426)	(16,864)
Gross profit	2,872	2,851	7,176	9,145
Selling expenses	(1,993)	(1,948)	(7,118)	(7,332)
Administrative expenses	(2,361)	(1,469)	(6,952)	(5,587)
Research and development expenses	(1,917)	(1,563)	(7,212)	(6,334)
Other operating expenses	(523)	(139)	(945)	(751)
Other operating income	675	261	2,143	1,297
Operating loss	(3,247)	(2,007)	(12,908)	(9,562)
Finance expense	(438)	(897)	(1,458)	(1,143)
Finance income	18	2,608	144	1,952
Financial result	(420)	1,711	(1,314)	809
Loss before income taxes	(3,667)	(296)	(14,222)	(8,753)
Income tax expense	53	(4)	(9)	(11)
Net loss	(3,614)	(300)	(14,231)	(8,764)
Other comprehensive income (loss)	(398)	(70)	(403)	(179)
Total comprehensive loss	(4,012)	(370)	(14,634)	(8,943)

Loss attributable to:
Owner of the Company	(3,603)	(289)	(13,967)	(8,728)
Non-controlling interests	(98)	(11)	(264)	(36)
	(3,701)	(300)	(14,231)	(8,764)

Total comprehensive loss attributable to:
Owner of the Company	(4,001)	(359)	(14,370)	(8,907)
Non-controlling interests	(98)	(11)	(264)	(36)
	(4,099)	(370)	(14,634)	(8,943)

Weighted average number of ordinary shares outstanding	4,836,000	4,595,348	4,836,000	3,940,636
Loss per share - basic/ diluted (EUR)	(0.75)	(0.06)	(2.94)	(2.21)

(1) The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Form 20-F filed with the SEC on May 7, 2020, Part III, Item 18. Financial Statements, Note 3  “Summary of significant accounting policies” to the consolidated financial statements.

voxeljet AG
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2019	2018 (1)
	(€ in thousands)
Cash Flow from operating activities
Loss for the period	(14.231)	(8.764)
Depreciation and amortization	4.211	3.506
Foreign currency exchange differences on loans to subsidiaries	(828)	(340)
Share-based compensation expense	671	604
Impairment losses on trade receivables	15	227
Non-cash interest expense on long-term debt	874	781
Change in fair value of derivative equity forward	215	(1.877)
Change in inventory allowance	(21)	(417)
Loss on disposal of property, plant and equipment	354	--
Other	60	68

Change in working capital	1.861	(1.502)
Trade and other receivables, inventories and current assets	(757)	(1.556)
Trade payables	358	(310)
Other liabilities and provisions and deferred income	2.286	375
Income tax payable/receivables	(26)	(11)
Total	(6.819)	(7.714)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(1.100)	(3.812)
Proceeds from disposal of financial assets	8.373	10.475
Payments to acquire financial assets	(2.725)	(8.690)
Oher	--	--
Total	4.548	(2.027)

Cash Flow from financing activities

Repayment of bank overdrafts and lines of credit	--	(58)
Repayment of sale and leaseback obligation	--	(324)
Repayment of finance lease obligation	(397)	(37)
Repayment of long-term debt	(969)	(2.764)
Proceeds from issuance of long-term debt	529	1.639
Proceeds from issuance of shares	--	11.088
Total	(837)	9.544

Net increase (decrease) in cash and cash equivalents	(3.108)	(197)

Cash and cash equivalents at beginning of period	7.402	7.569
Changes to cash and equivalents due to foreign exchanges rates	74	30
Cash and cash equivalents at end of period	4.368	7.402

Supplemental Cash Flow Information
Interest paid	320	231
Interest received	93	42

(1) The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Form 20-F filed with the SEC on May 7, 2020, Part III, Item 18. Financial Statements, Note 3  “Summary of significant accounting policies” to the consolidated financial statements.

Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Quarter Ended December 31, (unaudited)		Year Ended December 31,
	2019	2018 (1)	2019	2018 (1)
	(€ in thousands, except gross profit margin)
Revenues
Systems	7,274	5,246	13,454	12,248
Services	2,277	3,328	11,148	13,761
Total revenues	9,551	8,574	24,602	26,009

Cost of sales
Systems	(4,707)	(3,589)	(9,170)	(8,540)
Services	(1,972)	(2,134)	(8,256)	(8,324)
Total cost of sales	(6,679)	(5,723)	(17,426)	(16,864)

Gross profit
Systems	2,567	1,657	4,284	3,708
Services	305	1,194	2,892	5,437
Total gross profit	2,872	2,851	7,176	9,145

Gross profit margin (%)
Systems	35.3%	31.6%	31.8%	30.3%
Services	13.4%	35.9%	25.9%	39.5%
Total gross profit margin (%)	30.1%	33.3%	29.2%	35.2%

(1) The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Form 20-F filed with the SEC on May 7, 2020, Part III, Item 18. Financial Statements, Note 3  “Summary of significant accounting policies” to the consolidated financial statements.